Mail Stop 3561

November 25, 2008

James S. Pignatelli
Chairman, President and Principal Executive Officer
Unisource Energy Corporation
One South Church Avenue, Suite 100
Tucson, Arizona 85701

> **Re: Unisource Energy Corporation**
> **Form 10-K**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2008**
> **File No. 001-13739**

Dear Mr. Pignatelli:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director